

SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

23 May 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 23 OF 16.05.2003
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	16/05/2003
Date of change of interest:	07/05/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.45000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,984,000	11,971,746,846
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,084,000	11,971,746,846
% of issued share capital:	0.02	67.16
Total shares:	3,084,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/05/2003, the date of receipt of the notice to the SGX


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C.
155
SECTION

MASNET No. 58 OF 22.05.2003
Announcement No. 62

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- Full Exercise of Over-allotment Option and Financial Effects of Singapore Post IPO

Singapore Telecommunications Limited ("SingTel") announced today that in connection with the initial public offering ("IPO") of shares in Singapore Post Limited ("SingPost"), UBS Warburg, on behalf of the underwriters of the IPO, has exercised the over-allotment option to purchase from SingTel 171,000,000 shares in SingPost at the Offering Price of S$0.60 per share, solely to cover over-allotment of shares under the IPO. As previously announced, 171,000,000 shares in SingPost have been over-allocated in connection with the IPO.

After taking into account the exercise of the option above, the total number of shares in SingPost sold by SingTel is 1,311,000,000. Following the IPO, SingTel's ownership in SingPost will decrease from 100% to 31%. The financial effects of the divestment by SingTel of its shares in SingPost are set out in this announcement.

As at 31 March 2003, the carrying value of SingPost was S$315 million at the SingTel Group level. With net proceeds of approximately S$761 million, the SingTel Group is expected to register an excess over book value of approximately S$544 million. The gain will be recorded in SingTel's financial results for the quarter ended 30 June 2003. Assuming the divestment had been effected on 31 March 2003, the net tangible assets per share of SingTel would have increased from 16.80 Singapore cents to 20.13 Singapore cents per share. Assuming the divestment had been effected on 1 April 2002, the earnings per share of SingTel would have also increased from 7.86 Singapore cents to 10.51 Singapore cents per share.

SingTel expects to receive net dividends from SingPost totalling S$224.8 million, in the current financial year. This consists of S$200 million net dividends, declared before the IPO, and an additional S$24.8 million, being SingTel's share of the S$80 million net dividends proposed by SingPost in respect of the financial year ended 31 March 2003, assuming that SingTel owns 31% of SingPost as at the record date for such S$80 million net dividends.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 22 May 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 22/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 5 OF 20.05.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

AMENDED ANNOUNCEMENT BY FITCH RATINGS

Attached is the amended announcement by Fitch Ratings on Singapore Telecommunications Limited and SingTel Optus Pty Limited.



Fitch Ratings - 190503 (amended copy).

Submitted by Chan Su Shan (Ms), Company Secretary on 20/05/2003 to the SGX

FITCH AFFIRMS RATINGS OF SINGAPORE TELECOMMUNICATIONS AND SINGTEL OPTUS - *CORRECTION*

Fitch Ratings-Hong Kong/London-May 19, 2003: Amending Singapore Post IPO figure to 60% in penultimate paragraph.

Fitch Ratings–Hong Kong–19 May 2003: Fitch Ratings, the international rating agency, has today affirmed the Senior Unsecured rating of Singapore Telecommunications Limited (SingTel) and SingTel Optus Pty Limited (Optus) at 'A' and 'A-' (A minus) respectively. The Outlook for the ratings is Stable. The action follows the recent release of SingTel's unaudited consolidated results for the year ended 31 March 2003 and the Singapore government having announced its intention to fully divest its shareholding in SingTel. Optus, an integrated provider of local access, voice, data, internet, mobile and subscription TV services in Australia, became a subsidiary of SingTel in 2001.

In affirming the ratings, Fitch has taken into consideration developments since July 2002, when it first assigned a rating to SingTel. In the agency's view, SingTel has fortified its underlying credit risk profile even though it remains challenged by continuing difficult market conditions, particularly in its domestic market. The company's financial position and liquidity has been enhanced by reduced indebtedness and improved consolidated operating results.

SingTel's rating takes into consideration its leading market position in Singapore and the recurring positive cash flows from its domestic operations, despite growth having slowed in recent years due to market liberalisation and to economic conditions. In response to competition and the loss of domestic market share, SingTel embarked upon regional expansion, taking minority stakes in several high-growth operators in emerging markets and, in 2001, acquiring 100% of Cable & Wireless Optus (Optus).

The acquisition fundamentally changed SingTel's credit risk profile, substantially increasing its revenues and operating cash flow, but at the cost of high leverage that left the group's financial risk profile relatively weak for the rating. Further, the company became exposed to both integration and regulatory risks in a challenging foreign market. Overall, SingTel has successfully alleviated some of the risks associated with its expansion during the past few years: it has demonstrated a capacity to extract synergies from, and enhance the performance of, the entities it has invested in, while recent regulatory outcomes in Australia have generally been positive for Optus. The latter's rating takes into account its entrenched number two position in the Australian telecom industry, its improving financial and operating risk profile, as well as the capacity and stated willingness of SingTel to support Optus.

The announcement of the government's intention to dispose of its stake in SingTel does not, by itself, affect the company's rating, which already incorporates the possibility of such an event. Fitch's rationale is that as an advocate of liberalisation and an owner of stakes in SingTel's competitors and, given that SingTel has expanded aggressively abroad, the government would likely become less willing to support the company. Nonetheless, Fitch believes the government still would provide some support to SingTel should it be required, given the company's integral position within the domestic economy.

As noted above, the company's financial position and liquidity has been enhanced by reduced

indebtedness, which has been made possible by:

1) improvements in group operating profit and in cash flow, largely driven by the robust performance of Optus despite the challenging environment in Australia;
2) net free cash flow (defined as net cash from operating activities less payments for net interest, tax, net dividends and capex) having increased to a SGD761 million surplus (FYE02: SGD732 million deficit) on account of a 44% reduction in group capex;
3) a 305% increase in cash dividend contributions from associates; and
4) SingTel's drive to improve credit metrics. Further deleveraging is imminent following the recent IPO of subsidiary Singapore Post, which will net SingTel around SGD900 million this year from net IPO proceeds, a one-off dividend plus ordinary dividends.

At FYE03, SingTel's consolidated net debt to adjusted EBITDA (operational EBITDA plus cash dividends from associates) stood at 2.4x (FYE02: 3.3x) while SingTel (excluding Optus) net debt to adjusted EBITDA was 2.6x. These leverage ratios reflect greater EBITDA and cash flow contributions from Optus and the SGD1.3 billion reduction in external net debt of Optus funded by shareholder loans from SingTel. Total debt to total capitalisation is appropriate at 41%, while the full-year effect of borrowings raised in late 2001 meant that interest cover fell dramatically in FYE03, albeit within a range that is satisfactory for the rating.

Looking ahead, the ratings will take into account the group's capacity to sustain its financial profile balanced against any potential change in risk that may arise from further international investments, regulatory developments or weaker market conditions. Notwithstanding the current domestic environment, Fitch anticipates SingTel to make further (albeit modest) improvements to its financial position in FYE04, mainly due to the sale of a 60% interest in Singapore Post as noted above, stable contributions from its international investment portfolio and no major increase in capex.

SingTel is the incumbent fixed line telecommunications provider in Singapore and is a fully diversified and integrated operator with leading domestic market positions in its core services of local access, voice, data, internet and mobile services. In addition to Optus, SingTel also has stakes in a number of regional operators including: Advanced Info Service (21.5%), Bharti Group (28.5%), Globe Telecom (29.1%), and Telkomsel (35.0%) as well as a 12.2% stake in Belgacom of Belgium.

CONTACT:
Jonathan Cornish, Hong Kong, Tel: +852 2263 9901
Charles Chang, Hong Kong, Tel: +852 2263 9900

MASNET No. 17 OF 19.05.2003
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - Financial Effects of Singapore Post IPO

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT

Financial Effects of Singapore Post IPO

Singapore Telecommunications Limited ("SingTel") announced today the financial effects of the divestment of its shares in Singapore Post Limited ("SingPost"). The financial effects set out below exclude the impact of the exercise of the Over-allotment Option (as defined below), if any.

As at 31 March 2003, the carrying value of SingPost was S$315 million at the SingTel Group level. With net proceeds of approximately S$662 million, the Group is expected to register an excess over book value of approximately S$474 million. The gain will be recorded in SingTel's financial results for the quarter ended 30 June 2003.

Assuming the divestment had been effected on 31 March 2003, the net tangible assets per share of SingTel would have increased from 16.80 Singapore cents to 19.70 Singapore cents per share. Assuming the divestment had been effected on 1 April 2002, the earnings per share of SingTel would have also increased from 7.86 Singapore cents to 10.17 Singapore cents per share.

SingTel expects to receive net dividends from SingPost totalling S$232 million, in the current financial year. This consists of S$200 million net dividends, declared before the IPO, and an additional S$32 million, being SingTel's share of the S$80 million net dividends proposed by SingPost in respect of the financial year ended 31 March 2003, assuming that SingTel owns 40% of SingPost as at the record date for such S$80 million net dividends.

Following the IPO of SingPost, SingTel's ownership in SingPost will decrease from 100% to 40% (excluding the Over-allotment Option). SingTel will cease to consolidate SingPost in its financial statements with effect from 1 April 2003 and will equity account for SingPost thereafter.

In connection with the IPO, UBS Warburg, on behalf of the Underwriters, has been granted an over-allotment option (the "Over-allotment Option") by SingTel to purchase from SingTel up to an aggregate of 171,000,000 shares in SingPost at the Offering Price of S$0.60 per share, solely to cover over-allotment of the shares in SingPost offered by SingTel under the IPO. As previously announced, 171,000,000

shares in SingPost have been over-allocated in connection with the IPO.

The Over-allotment Option is exercisable by UBS Warburg, in consultation with DBS Bank, in full or in part within 30 days after the commencement of dealing of the shares in SingPost on the Singapore Exchange Securities Trading Limited. A further announcement will be made if and when the Over-allotment Option is exercised.

The final financial effect of the divestment will be announced after the cessation of the stabilisation activities, if any, relating to SingPost shares.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 19 May 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2003 to the SGX

MASNET No. 15 OF 19.05.2003
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT BY FITCH RATINGS

Attached is an announcement by Fitch Ratings on Singapore Telecommunications Limited and SingTel Optus Pty Limited.



Fitch Ratings - 190503.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 19/05/2003 to the SGX

FITCH AFFIRMS RATINGS OF SINGAPORE TELECOMMUNICATIONS AND SINGTEL OPTUS

Fitch Ratings–Hong Kong–19 May 2003: Fitch Ratings, the international rating agency, has today affirmed the Senior Unsecured rating of Singapore Telecommunications Limited (SingTel) and SingTel Optus Pty Limited (Optus) at 'A' and 'A-' (A minus) respectively. The Outlook for the ratings is Stable. The action follows the recent release of SingTel's unaudited consolidated results for the year ended 31 March 2003 and the Singapore government having announced its intention to fully divest its shareholding in SingTel. Optus, an integrated provider of local access, voice, data, internet, mobile and subscription TV services in Australia, became a subsidiary of SingTel in 2001.

In affirming the ratings, Fitch has taken into consideration developments since July 2002, when it first assigned a rating to SingTel. In the agency's view, SingTel has fortified its underlying credit risk profile even though it remains challenged by continuing difficult market conditions, particularly in its domestic market. The company's financial position and liquidity has been enhanced by reduced indebtedness and improved consolidated operating results.

SingTel's rating takes into consideration its leading market position in Singapore and the recurring positive cash flows from its domestic operations, despite growth having slowed in recent years due to market liberalisation and to economic conditions. In response to competition and the loss of domestic market share, SingTel embarked upon regional expansion, taking minority stakes in several high-growth operators in emerging markets and, in 2001, acquiring 100% of Cable & Wireless Optus (Optus).

The acquisition fundamentally changed SingTel's credit risk profile, substantially increasing its revenues and operating cash flow, but at the cost of high leverage that left the group's financial risk profile relatively weak for the rating. Further, the company became exposed to both integration and regulatory risks in a challenging foreign market. Overall, SingTel has successfully alleviated some of the risks associated with its expansion during the past few years: it has demonstrated a capacity to extract synergies from, and enhance the performance of, the entities it has invested in, while recent regulatory outcomes in Australia have generally been positive for Optus. The latter's rating takes into account its entrenched number two position in the Australian telecom industry, its improving financial and operating risk profile, as well as the capacity and stated willingness of SingTel to support Optus.

The announcement of the government's intention to dispose of its stake in SingTel does not, by itself, affect the company's rating, which already incorporates the possibility of such an event. Fitch's rationale is that as an advocate of liberalisation and an owner of stakes in SingTel's competitors and, given that SingTel has expanded aggressively abroad, the government would likely become less willing to support the company. Nonetheless, Fitch believes the government still would provide some support to SingTel should it be required, given the company's integral position within the domestic economy.

As noted above, the company's financial position and liquidity has been enhanced by reduced indebtedness, which has been made possible by:

1) improvements in group operating profit and in cash flow, largely driven by the robust performance of Optus despite the challenging environment in Australia;
2) net free cash flow (defined as net cash from operating activities less payments for net interest, tax, net dividends and capex) having increased to a SGD761 million surplus (FYE02: SGD732 million deficit) on account of a 44% reduction in group capex;
3) a 305% increase in cash dividend contributions from associates; and
4) SingTel's drive to improve credit metrics. Further deleveraging is imminent following the recent IPO of subsidiary Singapore Post, which will net SingTel around SGD900 million this year from net IPO proceeds, a one-off dividend plus ordinary dividends.

At FYE03, SingTel's consolidated net debt to adjusted EBITDA (operational EBITDA plus cash dividends from associates) stood at 2.4x (FYE02: 3.3x) while SingTel (excluding Optus) net debt to adjusted EBITDA was 2.6x. These leverage ratios reflect greater EBITDA and cash flow contributions from Optus and the SGD1.3 billion reduction in external net debt of Optus funded by shareholder loans from SingTel. Total debt to total capitalisation is appropriate at 41%, while the full-year effect of borrowings raised in late 2001 meant that interest cover fell dramatically in FYE03, albeit within a range that is satisfactory for the rating.

Looking ahead, the ratings will take into account the group's capacity to sustain its financial profile balanced against any potential change in risk that may arise from further international investments, regulatory developments or weaker market conditions. Notwithstanding the current domestic environment, Fitch anticipates SingTel to make further (albeit modest) improvements to its financial position in FYE04, mainly due to the sale of a 40% interest in Singapore Post as noted above, stable contributions from its international investment portfolio and no major increase in capex.

SingTel is the incumbent fixed line telecommunications provider in Singapore and is a fully diversified and integrated operator with leading domestic market positions in its core services of local access, voice, data, internet and mobile services. In addition to Optus, SingTel also has stakes in a number of regional operators including: Advanced Info Service (21.5%), Bharti Group (28.5%), Globe Telecom (29.1%), and Telkomsel (35.0%) as well as a 12.2% stake in Belgacom of Belgium.

CONTACT: Jonathan Cornish, Hong Kong Tel: +852 2263 9901
Charles Chang, Hong Kong Tel: +852 2263 9900

MASNET No. 62 OF 20.05.2003
Announcement No. 64

SINGAPORE TELECOMMUNICATIONS LIMITED

PRESS RELEASE BY MOODY'S

Attached is a press release by Moody's on Singapore Telecommunications Limited and its subsidiaries.



PressRelease SingTel May 03.p

Submitted by Chan Su Shan (Ms), Company Secretary on 20/05/2003 to the SGX

Sydney
Brian Cahill
Managing Director
Unknown Group
Moody's Investors Service
612 9270 8100

Sydney
Charles F. Macgregor
VP - Senior Credit Officer
Unknown Group
Moody's Investors Service
612 9270 8100

MOODY'S AFFIRMS SINGTEL'S A1 SENIOR UNSECURED RATING; OUTLOOK REVISED TO STABLE FROM NEGATIVE

Approximately SG$8.8 Billion of Debt Securities Affected

Sydney, 20 May 2003 -- Moody's Investors Service today affirmed the ratings of Singapore Telecommunications Ltd (SingTel) and its subsidiaries. At the same time Moody's changed the rating outlook to stable from negative given that SingTel's delevering strategy is progressing well and also the growing importance of non-Singaporean sourced cash flows. The rating affirmation also recognises the recent undertaking by the Government of Singapore to selldown its investment in SingTel and re-emphasises the relatively low level of government support implicit in the rating.

The ratings reflect SingTel's (1) leading operating position and margins in home market; (2) geographically diverse asset base with interests throughout Asia and Australia; and (3) low re-investment requirements. The ratings also acknowledge the successful deleveraging strategy, which we anticipate will result in credit metrics more appropriate for the rating level within the current financial year.

SingTel's business profile has rapidly evolved in recent years, with reduced dependency on IDD revenues, emergence of mobile and data revenues, and significant geographic diversity following the acquisition of SingTel Optus Limited (Optus). The latter operation is now the major generator of revenue and source of cash flow growth within core operations. SingTel's other regional investments are beginning to demonstrate solid cash flow generative capabilities.

Singapore Telecommunications Ltd, based is Singapore, is an integrated telecommunications company with regional investments.

end